Exhibit 99.103

October 07, 2020	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: IMMUNOPRECISE ANTIBODIES LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	October 14, 2020
Record Date for Voting (if applicable) :	October 14, 2020
Beneficial Ownership Determination Date :	October 14, 2020
Meeting Date :	November 20, 2020
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details: Description	CUSIP Number	ISIN
COMMON SHARES	45257F101	CA45257F1018

Sincerely,

Computershare

Agent for IMMUNOPRECISE ANTIBODIES LTD.